THE EXPLORATION EQUIPMENT SUPPLIER TM

June 6, 2006
VIA EDGAR AND FACSIMILE
Ms. Nili Shah
Branch Manager
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	Mitcham Industries, Inc. Form 10-K for the fiscal year ended January 31, 2005 File No. 0-25142
Dear Ms. Shah:
     On May 23, 2006, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Form 10-K for the fiscal year ended January 31, 2005 (the “2005 Form 10-K”).
     The following responses are for the Staff’s review. For your convenience, we have repeated in bold type each comment of the Staff exactly as given in the Staff’s comment letter.
Item 9A. Controls and Procedures, page 26
II. Evaluation of Disclosure Controls and Procedures
     1. We note you that you concluded that your disclosure controls and procedures were effective as of January 31, 2006 to “give reasonable assurance” Delete this phrase as it is not contemplated within the definition of disclosure controls and procedures. In addition, your definition of disclosure controls and procedures is incomplete. Please refer to Rules 13a-15(e) and 15d-15(e) and revise your disclosures accordingly.

MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277  HOUSTON: +1 281.353.4475  FAX: +1 936.295.1922  EMAIL:
sales@mitchamindustries.com
www.mitchamindustries.com

Response: The Company respectfully submits that the “give reasonable assurance” language that was included in Item 9A of the Form 10-K filed on May 10, 2006 was included at the direction of the SEC as provided in the comment letter dated January 10, 2006. However, we have referred to Rules 13a-15(e) and 15d-15(e) and the Company will further revise its Item 9A disclosure in future filings to provide the following:
As required by SEC Rule 13a-15(b), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide a reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to the Company’s management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of January 31, 2006 to give reasonable assurance of achieving these objectives.
     2. It is unclear to us how you concluded that your disclosure controls and procedures were effective as of January 31, 2006. Please reassess your conclusion in light of the following comments.
     • We note that you were required to restate your consolidated statements of cash flows as the result of three separate errors in the application of U.S. GAAP.
Response: The Company believes that the reclassifications that gave rise to the restatement do not directly bear on the Company’s disclosure controls and procedures. In particular, the Company believes in each case that its original classifications did not result from a misapplication of U.S. GAAP; rather, the Company has reinterpreted SFAS 95 in the light of new guidance from the Staff. The Company notes that disclosure controls and procedures as defined under Rule 13a-15(e) mean controls and other procedures designed to ensure that information required to be disclosed in SEC filings and reports is “recorded, processed, summarized and reported” within the required time periods. As further discussed below, the Company believes that the disclosure controls and procedures were adequate and effective, based on its analysis and interpretation of SFAS 95 at the time and the information then available. The information included in the filings was in fact timely recorded, processed, summarized and reported. Furthermore, based on the analysis and interpretation of SFAS 95 then being employed, the information was recorded, processed, summarized and reported accurately.
     • The errors were not identified until after your January 31, 2006 evaluation date.
Response: As discussed above, Company believes that no errors resulted from a misapplication of U.S. GAAP; rather, the Company has reinterpreted SFAS 95 in the light of new guidance from the Staff.
     • SAB 99 is not a mechanism for disposing of quantitatively material items. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Based on the quantitative impact that these errors had on your consolidated statements of cash flow, it is unclear to us why a reasonable person would not consider your restatements to be material.
Response: As discussed below, only the restatement of cash flows resulting from the reclassification of certain certificates of deposit (“CDs”) was deemed to be immaterial. Our reliance on the provisions of SAB 99 as a basis for our determination relates only to the restatement of cash flows from the reclassification of the CDs. As stated previously, we believe that the other changes to our consolidated statements of cash flow, although material, do not directly bear on the Company’s disclosure controls and procedures.
     3. Please identify each control deficiency. In light of the above, please re-evaluate your conclusion that”...the control deficiencies that resulted in the restatement of our Consolidated Statements of Cash Flows do not represent a material weakness in our internal control over financial reporting.” Please ensure that your evaluation is done with regard to the each control deficiency both individually and in the aggregate.
Response: The Company identified three deficiencies that resulted in restatement of our Consolidated Financial Statements, all of which related to our Consolidated Statements of Cash Flows. We do not believe that the three deficiencies discussed below, constitute, individually or in the aggregate, a material weakness in our internal controls over financial reporting. This conclusion is based on the relative nature of each of the deficiencies and the circumstances leading to such deficiencies.
     1. Cash Flows from Discontinued Operations. Historically, we presented cash flows from discontinued operations as a single line item in the statements of cash flows and as a part of this presentation reconciled the change in cash and cash equivalents from “income from continuing operations,” rather than from “net income.” Based on our review of prevalent practice, we believed this practice to be widespread and consistent with the intent of APB 30. Moreover, SFAS 95 is silent regarding any specific application to discontinued operations. As a result of the Staff’s comments and in light of guidance provided by the Staff at the national conference of the American Institute of Certified Public Accountants (“AICPA”) in December 2005, the Company elected to modify its presentation of cash flows from discontinued operations to reflect such cash flows within each of the three categories of “operating activities,” “investing activities” and “financing activities.” Furthermore, in conjunction with this change in the statements of cash flows we also modified the presentation to reconcile changes in cash and cash equivalents from “net income,” rather than “income from continuing operations”.
     As provided in the AICPA’s Center for Public Company Audit Firms’ Alert No. 90, “SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations” published on February 16, 2006 (“CPCAF Alert 90”), we understand that the Staff is allowing companies to revise their classifications regarding cash flows relating to discontinued operations in their next periodic report without referring to such amendments as a correction of an error. Accordingly, in connection with the other revisions of our statements of cash flow that are discussed below, we restated previous periods in the presentation of our Annual Report on Form 10-K for the fiscal year ended January 31, 2006. Because this restatement resulted from a reinterpretation of SFAS 95 in the light of new guidance from the Staff, we do not consider this change to reflect a material weakness in our internal controls over financial reporting.
     2. Proceeds from Sale of Lease Pool Equipment. In connection with the preparation of our Annual Report on Form 10-K for our fiscal year ended January 31, 2005, we determined, in consultation with our independent public accounting firm, that our presentation of the proceeds from the sale of lease pool equipment as an operating activity was a more accurate presentation of our cash flows. As mentioned in previous letters to the Staff, we acquire lease pool equipment in order to lease such equipment over a long period of time, through a series of short-term leases and from time to time sell such equipment. We believed that sales of equipment out of our lease pool were more accurately reflected as operating activities as opposed to investing activities because of the recurring nature of these sales transactions. Furthermore, this presentation was consistent with the classification of these transactions in our Consolidated Statements of Operations. For these reasons, we also believed this presentation more clearly disclosed to the readers of our financial statements the operating cash flows of the Company.
     However, in light of the Staff’s comments, we have modified our presentation of the proceeds from the sale of lease pool equipment to reclassify it as an investing activity rather than an operating activity. Inasmuch as this deficiency and related restatement resulted from differences in interpretations, we and our outside auditors do not consider this to be a material weakness in our internal control over financial reporting.
     3. Determination of Cash and Cash Equivalents. For the second and third quarters of fiscal 2006, we classified approximately $3,900,000 of certificates of deposits with maturities of greater than three months as cash equivalents. These CDs were acquired to temporarily earn interest until we needed the cash for our operations. Paragraph 8 of SFAS 95 provides that generally (emphasis added) securities with a maturity greater than three months should not be considered cash equivalents. However, paragraph 8 of SFAS 95 further states that the criteria for cash equivalents are short-term, highly liquid investments that are both (a) readily convertible into known amounts of cash and (b) present insignificant risk of changes in value because of changes in interest rates. In this circumstance, the certificates could be redeemed at any time with only a penalty in the form of a reduction in the interest that would otherwise have been earned; therefore the principal amount of the investment was not at risk. Changes in interest rates have no bearing on the value of the certificates of deposit. While we still believe a good argument exists that the CDs are cash equivalents, upon further review of SFAS 95 in light of the other issues noted above, we determined to take a more conservative approach and book all CDs with maturities of greater than three months as temporary investments in accordance with paragraph 8 of SFAS 95. This change resulted in a revision of our statements of cash flows for the six months ended July 31, 2005 and the nine months ended October 31, 2005 to reflect the purchase and redemption of certificates of deposit with maturities of more than three months as investing activities. The change also resulted in a decrease in the net cash provided from investing activities of $1,000,000 and a decrease in cash and cash equivalents of $1,000,000 at the end of each of those periods.
     Given the (a) nature of the reclassification, (b) the amount involved (less than 8% of cash and cash equivalent balances), (c) the determination that the principal amount invested was not at risk, and (d) the likelihood that a reasonable investor would not view this change as having significantly altered the total mix of information made available, we determined that these changes were not material. We do not believe restatement of such amounts was required; however, in light of the other restatements being made to the statements of cash flows, we elected to include such restatements in our Annual Report on Form 10-K for the fiscal year ended January 31, 2006. Accordingly, we determined that this deficiency did not constitute a material weakness in our controls over financial reporting.
     4. Revise your disclosures accordingly.

Response: To the extent the Staff believes additional disclosure is warranted in our periodic reports, we will modify our disclosure accordingly.
III. Changes in Internal Control over Financial Reporting
     5. We note that during the quarter ended January 31, 2006 you “upgraded certain of the Company’s information systems that [you] use to accumulate financial data used in financial reporting.” We also note your disclosure that, “Other than ongoing modification to [your] information systems following [your] system upgrade...there was no change in [your] system of internal control over financial reporting...” It is not clear what you are attempting to convey to readers. Revise your disclosures to clearly indicate whether or not there were changes in your internal control over financial reporting that occurred during the quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Provide a comprehensive discussion regarding the nature of the upgrades to your information systems. If any changes in your internal controls over financial reporting occurred after January 31, 2006 as a result of the above referenced restatements, provide a detailed discussion of such changes.
Response: During our quarter ended January 31, 2006, we installed the “Navision” accounting system in our Australian subsidiary’s (SAP’s) office in Brisbane, Australia. Previously, SAP had used another system to perform accounting and financial reporting functions. We have determined to standardize all of our subsidiaries and locations on a common accounting platform and have selected “Navision” as that common platform. We intend to systematically migrate our other significant subsidiaries to the “Navision” system.
     The decision to standardize our accounting systems was not made in reaction to a weakness in our system of internal controls and was not a result of the restatement of our Consolidated Statements of Cash Flows. The installation of the common accounting systems has not, and is not expected to, materially affect our internal control over financial reporting. However, we believe that operating on a common accounting platform will provide significant efficiencies in our operations and in our accounting systems. As our business expands and grows we believe that common accounting systems will enhance our internal controls and will enable us to respond effectively to changes in our business.
     The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the

Commission from taking any action with respect to the Company’s filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475 or Michael A. Pugh, Chief Financial Officer of Mitcham Industries, Inc. at the same number.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:	/s/ Billy F. Mitcham, Jr.
Billy F. Mitcham, Jr.
President and Chief Executive Officer